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Exhibit 99.2

Bookham Technology plc
5 November 2002

Bookham Technology plc

UPDATE—Acquisition of Nortel Networks' Optical Transmitter and Receiver and
Optical Amplifier Businesses

        Oxfordshire, UK: Bookham Technology plc (LSE:BHM; Nasdaq:BKHM) ("Bookham"), a leading provider of integrated optical components and subsystems for the fibre optic communication networks, announces that at the Extraordinary General Meeting of Bookham held earlier today, shareholders passed all resolutions necessary to approve the acquisition of the Optical Transmitter and Receiver and Optical Amplifier Businesses of Nortel Networks Corporation ("Nortel") (the "Acquisition"), as detailed in the circular to shareholders dated 7 October 2002 (the "Circular").

        Subject to satisfaction or waiver of the remaining conditions of the Acquisition, as referred to in the Circular, it is anticipated that completion of the Acquisition and admission of the 61,000,000 new ordinary shares of Bookham, which are to be issued as consideration for the Acquisition, to the Official List and to trading on the London Stock Exchange's market for listed securities will take place on 8 November 2002 or shortly thereafter.

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Bookham Technology plc UPDATE—Acquisition of Nortel Networks' Optical Transmitter and Receiver and Optical Amplifier Businesses